UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2010

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Regulated Information

Changes to Executive Committee

January 15, 2010 – 12:00 CET

KOSTAS MACHERAS APPOINTED AS MEMBER OF

DELHAIZE GROUP EXECUTIVE COMMITTEE

BRUSSELS, Belgium, January 15, 2010—Delhaize Group (Euronext Brussels: DELB—NYSE: DEG), the Belgian international food retailer, announced today that Kostas Macheras has been appointed to the Executive Committee of Delhaize Group, effective as of January 15, 2010. Kostas Macheras is Chief Executive Officer of Alfa-Beta Vassilopoulos and Mega Image, respectively the Greek and Romanian operating companies of Delhaize Group.

Kostas Macheras joined Delhaize Group in 1997 as General Manager of Alfa-Beta Vassilopoulos, a time when the company was a mid-sized chain of food stores concentrated around Athens. Under his leadership, Alfa-Beta Vassilopoulos grew to become the second largest national food retailer in Greece, with 216 stores and revenues of close to EUR 1.5 billion in 2009. Since July 1, 2009, Kostas Macheras has added Mega Image, the Romanian operations of Delhaize Group to his responsibilities.

“This promotion reflects the impressive achievements of Kostas Macheras and the highly respected contribution of Alfa-Beta to the growth of the Delhaize Group”, said Pierre-Olivier Beckers, President and CEO of Delhaize Group. “The Executive Committee looks forward to adding Kostas Macheras’ longstanding retail expertise to the team for the benefit of the Delhaize Group.”

Kostas Macheras started his professional career in retailing in the U.S., as purchasing manager at the Quality Super Market Company in Chicago. Kostas Macheras worked for 14 years for Mars Inc. In 1982, he was in charge of sales, marketing and export in The Netherlands, and later became General Manager for Greece and Italy. From 1996 to 1997 he served as General Manager of Chipita International in Greece.

Kostas Macheras was a Board member of EEDE (Hellenic Management Association) for nine years. He has been a member of the Board of Directors at EASE (Association of Greek Executive Officers) since 2008, and is also currently a Board member of SEET (Association of Greek Food Enterprises). In 2005, he was named Officer in the Order of Leopold II by King Albert II of Belgium. In April 2009, Kostas Macheras was elected Manager of the Year 2008 by the Hellenic Management Association.

Born in 1953, Kostas Macheras holds a BA from Piraeus University and an MBA from the Roosevelt University of Chicago (Business Administration & Marketing).

The Executive Committee of Delhaize Group is now composed of Pierre-Olivier Beckers, Michael Waller, Nicolas Hollanders, Stéfan Descheemaeker, Rick Anicetti, Ron Hodge, Michel Eeckhout and Kostas Macheras.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in six countries on three continents. At the end of 2009, Delhaize Group’s sales network consisted of 2 732 stores. In 2009, Delhaize Group posted EUR 19.9 billion (USD 27.8 billion) in revenues. In 2008, Delhaize Group posted EUR 467 million (USD 687 million) in net profit (Group share). At the end of 2008, Delhaize Group employed approximately 141 000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Contacts:

Guy Elewaut: + 32 2 412 29 48	Barbera Hoppenbrouwers (media): +32 2 412 86 69
Geert Verellen: + 32 2 412 83 62

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: January 19, 2010	By:	/S/ G. LINN EVANS
G. Linn Evans
Vice President